UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

May 22, 2024

Date of Report (Date of earliest event reported)

FEUTUNE LIGHT ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41424	87-4620515
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

221 W 9th St #848 Wilmington, Delaware	19801
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 909-214-2482

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, one Warrant and one Right	FLFVU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	FLFV	The Nasdaq Stock Market LLC

Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	FLFVW	The Nasdaq Stock Market LLC

Rights, each right exchangeable for one-tenth (1/10) of one share of Class A Common Stock at the closing of a business combination	FLFVR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

Promissory Note for Monthly Extension Payment

On May 20, 2024, an aggregate of $60,000 (the “May Monthly Extension Payment”) was deposited into trust account of Feutune Light Acquisition Corporation (the “Company”) for the public stockholders, which enabled the Company to extend the period of time it has to consummate its initial business combination by one month from May 21, 2024 to June 21, 2024 (the “May Extension”). The May Extension is the third of the up to nine Monthly Extensions permitted under the Company’s Amended and Restated Certificate of Incorporation currently in effect.

In connection with the May Monthly Extension Payment and pursuant to the Agreement and Plan of Merger entered into by the Company, Thunder Power Holdings Limited (“Thunder Power”), and Feutune Light Merger Sub, Inc. on October 26, 2023 (as amended, the “Merger Agreement”), the Company issued an unsecured promissory note of $60,000 (the “Note”) to Thunder Power, to evidence the payments made for the May Monthly Extension Payment.

The Note bears no interest and is payable in full upon the earlier to occur of (i) the consummation of the Company’s business combination, or (ii) the date of expiry of the term of the Company (the “Maturity Date”). Any of the following will constitute an event of default under the Note: (i) a failure to pay the principal within five (5) business days of the Maturity Date; (ii) the commencement of a voluntary or involuntary bankruptcy action, (iii) the breach of any of Company’s obligations under the Note; (iv) any cross defaults; (v) an enforcement proceeding against the Company; or (vi) it is or becomes unlawful for the Company to perform any of its obligations under the Note, or any obligations of the Company under the Note are not or cease to be legal, valid, binding or enforceable. Upon the occurrence of an event of default specified in (i) or (iv) above, Thunder Power may, by written notice to the Company, declare the Note to be due immediately and payable, whereupon the outstanding principal balance of the Note, and all other amounts payable under the Note, will become immediately due and payable without presentment, demand, protest or other notice of any kind. Upon the occurrence of an event of default specified in (ii), (iii), (v), (vi) or (vii) above, the outstanding principal balance of the Note, and all other sums payable under the Note, will automatically and immediately become due and payable, in all cases without any action on the part of Thunder Power.

Thunder Power has the right, but not the obligation, to convert the Note, in whole or in part, respectively, into private units (the “Units”) of the Company, that are identical to the public units of the Company, subject to certain exceptions, as described in the Company’s final prospectus dated June 17, 2022 filed with the SEC and related to the Company’s initial public offering (the “Final Prospectus”), by providing the Company with written notice of the intention to convert at least two (2) business days prior to the closing of the business combination. The number of Units to be received by Thunder Power in connection with such conversion will be an amount determined by dividing (x) the sum of the outstanding principal amount payable to Thunder Power by (y) $10.00.

In the event that the transactions contemplated under the Merger Agreement are being negotiated in good faith and show a reasonable chance of being consummated, Thunder Power, in its sole discretion, may agree on the same or different terms and conditions to further extend the monthly extension payments to the Company, thereby incurring additional promissory notes from the Company to Thunder Power. So long as there is an outstanding principal balance on the Note or any additional promissory note from the Company to Thunder Power, the Company and Thunder Power must mutually agree to extend the period of time that the Company has to consummate its initial business combination past June 21, 2024.

The issuance of the Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

Promissory Notes for General Corporate Expenses

On May 22, 2024, the Company issued an unsecured promissory note of $100,000 (the “GCE Note I”) to Ling Houng Sham, the spouse of Wellen Sham, Chief Executive Officer of Thunder Power, to evidence a loan of $100,000 (the “GCE Loan I”) provided by Ling Houng Sham to the Company. On the same date, the Company issued another unsecured promissory note of $50,000 (the “GCE Note II,” together with GCE Note I, the “GCE Notes”) to Rockridge international Inc (“Rockridge”), an entity designated by Feutune Light Sponsor LLC (the “Sponsor”), the sponsor of the Company, to evidence a loan of $50,000 (the “GCE Loan II,” together with GCE Loan I, the “GCE Loans”) provided by Rockridge to the Company. The GCE Loans are expected to be used for payments of the Company’s general corporate expenses, including those related to the consummation of the business combination with Thunder Power.

The GCE Note I bears interest at a rate per annum equal to 8% of the outstanding principal balance. The GCE Note I is payable in full upon the earlier to occur of (i) the consummation of the Company’s business combination, or (ii) the Maturity Date. Any of the following will constitute an event of default under the GCE Note I: (i) a failure to pay the principal within five (5) business days of the Maturity Date; (ii) the commencement of a voluntary or involuntary bankruptcy action, (iii) the breach of any of Company’s obligations under the GCE Note I; (iv) any cross defaults; (v) an enforcement proceeding against the Company; or (vi) it is or becomes unlawful for the Company to perform any of its obligations under the GCE Note I, or any obligations of the Company under the GCE Note I are not or cease to be legal, valid, binding or enforceable. Upon the occurrence of an event of default specified in (i) or (iv) above, Ling Houng Sham may, by written notice to the Company, declare the GCE Note I to be due immediately and payable, whereupon the outstanding principal balance of the GCE Note I, and all other amounts payable under the GCE Note I, will become immediately due and payable without presentment, demand, protest or other notice of any kind. Upon the occurrence of an event of default specified in (ii), (iii), (v), (vi) or (vii) above, the outstanding principal balance of the GCE Note I, and all other sums payable under the GCE Note I, will automatically and immediately become due and payable, in all cases without any action on the part of Ling Houng Sham.

Ling Houng Sham has the right, but not the obligation, to convert the GCE Note I, in whole or in part, respectively, into the Units of the Company, that are identical to the public units of the Company, subject to certain exceptions, as described in the Company’s Final Prospectus, by providing the Company with written notice of the intention to convert at least two (2) business days prior to the closing of the business combination. The number of Units to be received by Ling Houng Sham in connection with such conversion will be an amount determined by dividing (x) the sum of the outstanding principal amount payable to each Ling Houng Sham by (y) $10.00.

The terms and conditions of the GCE Note II are substantially identical to the GCE Note I, except that the GCE Note II bears no interest.

The issuances of the GCE Notes were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

Copies of the Note and the GCE Notes are attached as Exhibit 10.1, 10.2 and 10.3 respectively to this Current Report on Form 8-K and is incorporated herein by reference. The disclosures set forth in this Item 2.03 are intended to be summaries only and are qualified in their entirety by reference to the Note or the GCE Notes.

Item 3.02 Unregistered Sales of Equity Securities.

The information disclosed under Item 2.03 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02 to the extent required herein. The Units (and the underlying securities) issuable upon conversion of the Note and the GCE Notes, if any, (1) may not, subject to certain limited exceptions, be transferable or salable by the Sponsor until 30 days after the completion of the Company’s initial business combination and (2) are entitled to registration rights.

Item 7.01 Regulation FD Disclosure.

On May 22, 2024, the Company issued a press release (the “Press Release”) announcing that the May Monthly Extension Payment has been made, and the issuances of the Note and the GCE Notes. A copy of the Press Release is furnished as Exhibit 99.1 hereto. The information in this Item 7.01 and the Press Release hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Promissory Note, dated May 20, 2024, issued by Feutune Light Acquisition Corporation to Thunder Power Holdings Limited
10.2	Promissory Note, dated May 22, 2024, issued by Feutune Light Acquisition Corporation to Ling Houng Sham
10.3	Promissory Note, dated May 22, 2024, issued by Feutune Light Acquisition Corporation to Rockridge international Inc
99.1	Press Release, dated May 22, 2024
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Feutune Light Acquisition Corporation

Date: May 22, 2024	By:	/s/ Yuanmei Ma
	Name:	Yuanmei Ma
	Title:	Chief Financial Officer

4